MANAGEMENT’S DISCUSSION AND ANALYSIS

March 9, 2011

In this Management’s Discussion and Analysis (MD&A), “we”, “Nordion”, and “the Company” refer to Nordion Inc., formerly MDS Inc.  In this MD&A, we explain Nordion’s results of operations and cash flows for the three months ended January 31, 2011, and our financial position as of January 31, 2011.  This MD&A should be read in conjunction with our unaudited quarterly consolidated financial statements and related note disclosures for the same period. We also refer you to Nordion’s fiscal 2010 financial reports, which include our Annual Report, audited annual consolidated financial statements, MD&A, Form 40-F, and Annual Information Form (AIF). Each of these documents is available on Nordion’s website at www.nordion.com or at www.sedar.com and www.sec.gov.

Our MD&A is intended to enable readers to gain an understanding of Nordion’s current results of operations, cash flows and financial position. To do so, we provide information and analysis comparing our results of operations, cash flows and financial position for the current interim period with those of the preceding fiscal year. We also provide analysis and commentary that we believe will help investors assess Nordion’s future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on our current plans and expectations.  These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in our AIF, that could have a material impact on Nordion’s future prospects. We caution our readers that actual events and results may vary materially from those anticipated in these forward-looking statements.

We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Amounts are in thousands of United States (U.S.) dollars, except per share amounts and where otherwise noted.

Our business

Nordion is a global specialty health science company that provides market-leading products and services used for the prevention, diagnosis and treatment of disease. Our operations are organized into three business segments: Medical Isotopes, Targeted Therapies, and Sterilization Technologies, as well as certain corporate functions and activities reported as Corporate and Other.

Business Segment	Description
Medical Isotopes
The Medical Isotopes segment focuses on products used in the diagnosis and treatment of diseases, including cardiac and neurological conditions, and several types of cancer. According to the World Nuclear Association, over 10,000 hospitals worldwide use radioisotopes in medicine, and about 90 per cent of the procedures are for diagnosis.

We sell a breadth of isotopes which our customers incorporate into products that are used in these medical procedures. Governments in the U.S., Canada, Europe and elsewhere in the world have recognized the benefits of medical procedures that help provide for early diagnosis of disease and generally support reimbursement of these procedures, which in turn encourages use by physicians and patients.

Our sources of medical isotopes are nuclear reactors and cyclotrons. We purchase reactor-produced medical isotopes in an unfinished, non-purified form, and transport them to our facilities in Ottawa, Canada for further processing. Currently, our principal source of such isotopes is the Atomic Energy of Canada Limited (AECL) owned National Research Universal (NRU) reactor.

We purify isotopes using our proprietary manufacturing processes to meet the regulatory requirements for incorporating active pharmaceutical ingredients into radiopharmaceuticals that are used to diagnose and treat numerous serious disease states, such as heart disease and cancer.

Our primary product is the reactor-based molybdenum-99 (Mo-99).  Technetium-99 (Tc-99m), which is obtained from the decay of Mo-99, is the most common radioisotope used in diagnosis, utilized in approximately 80 per cent of nuclear medical procedures worldwide.

We process and sell other reactor-based isotopes including xenon-133 (Xe-133) (used in lung scans), iodine-131 (I-131) (used to treat hyperthyroidism, thyroid cancer and non-Hodgkin’s lymphoma), and iodine-125 (I-125) (used to treat prostate cancer).

We manufacture and process cyclotron-produced isotopes such as iodine-123 (I-123), thallium-201 (Tl-201), and strontium-82 (Sr-82) at our facilities in Vancouver, Canada.

Targeted Therapies
Targeted Therapies products primarily focus on the treatment of various cancers by targeting the disease from within the body with a higher concentration of radiation directed to the tumor, thereby minimizing both damage to surrounding healthy tissue and unpleasant side effects for the patient. Leveraging our expertise and capabilities, we also sell services for radiopharmaceutical development and provide clinical and commercial manufacturing.

Our main Targeted Therapies product is TheraSphere® which is used in the treatment of inoperable liver cancer. We are also a contract manufacturer for two commercially available radiopharmaceuticals: Bexxar®, a radiotherapeutic, for non-Hodgkin’s lymphoma for GlaxoSmithKline, Inc. and CardioGen-82TM, a cardiovascular Positron Emission Tomography (PET) imaging agent, for Bracco Diagnostics, Inc. (part of Bracco Group).

Sterilization Technologies
Our Sterilization Technologies segment is focused on the prevention of disease through the sterilization of medical products and devices, as well as food and consumer products. This business segment includes the design, construction, and maintenance of commercial gamma sterilization systems.

We are the world's leading supplier of Cobalt-60 (Co-60), the isotope that produces the gamma radiation required to destroy harmful micro-organisms. Co-60 is used in gamma sterilization technologies for customers around the world. Approximately 40% of single use medical products produced worldwide are sterilized using gamma sterilization technologies.  These medical products include disposable medical devices and supplies such as surgeon's gloves, syringes, sutures, and catheters, as well as pharmaceuticals. Gamma sterilization is also used for disinfestations of fruits and vegetables to meet international quarantine regulations, to sterilize cosmetic products and to enhance the material properties of polymers.

We contract with power reactor sites in Canada and Russia to produce Co-60. We supply cobalt-59 (Co-59) targets to the reactor sites, which is converted to Co-60 in the reactor. The cobalt remains in the reactor until the desired level of Co-59 to Co-60 conversion has occurred (from 18 to 30 months in Canada and approximately 5 years in Russia). The Co-60 is then removed from the reactors (the reactors in Canada must be shutdown for this to occur), disassembled, and shipped to our facility where we process it into finished sources for sale to customers. When our customers purchase and install Co-60, they need to shut down their production irradiator operations while the Co-60 is being loaded into the irradiator.  Therefore, we coordinate this process closely with our customers to minimize disruption to their operations.

Drawing on our expertise and capabilities, we also market and sell related equipment and services such as commercial scale production irradiators.  Delivery or construction of this equipment is usually followed by an initial shipment of Co-60. A production irradiator is a warehouse-size unit that houses Co-60 and processes the products to be sterilized.

Our Sterilization Technologies segment also includes the Agiris product line of equipment and sources for non-destructive testing of welds.  The revenue for Agiris is primarily generated at our Fleurus, Belgium facility.  On February 21, 2011, we announced an agreement for the sale of this product line as part of our divestiture of MDS Nordion S.A.

Recent business and corporate developments

Medical Isotopes

Molybdenum-99 from Isotope

On December 23, 2010, we announced that the first sample of Mo-99 had been shipped from our Russian Federation partner, The Open Joint Stock Company "Isotope" (Isotope), the authorized subsidiary of Rosatom State Corporation.

AECL currently anticipates the planned NRU reactor shutdown to be approximately one month long beginning in mid-May 2011.  While we may be in a position to provide limited quantities of supply that is licensed for distribution to our customers during the shutdown of the NRU, our current expectation is that we will not have a back-up supply of Mo-99 during this planned shutdown.

We continue to work with Isotope to improve our supply chain reliability by bringing on line this important back up supply of Mo-99 for our customers.

Extension of Mo-99 Supply Contract with Lantheus Medical Imaging

On January 5, 2011, we announced an extension of our contract with our primary Medical Isotopes customer, Lantheus Medical Imaging, Inc. (“Lantheus”) for the supply of Molybdenum-99 (Mo-99).  This extension provides us with a three year demand projection while market activities settle and requirements level out.

Under the terms of the amended agreement, the contract has been extended until December 31, 2013.  The original contract was in place until July 31, 2011.  Based on the contract, we expect to supply Mo-99 on a weekly basis to Lantheus. After 2012, the contract provides for potential changes in pricing and volume commitments in the event of possible changes in the market.

Targeted Therapies

TheraSphere® and CardioGen-82TM growth

In the first quarter of 2011, we continued to experience increased demand for our two main Targeted Therapies products, CardioGen-82TM (Rubidium-82 generators) and TheraSphere®.  We began production of CardioGen-82TM in the third quarter of fiscal 2009. Rubidium-82 is used as a PET imaging tracer for perfusion studies of the heart to examine blood flow through heart vessels.

Sterilization Technologies

Co-60 Supply Agreement with Sterigenics

On January 25, 2011, we announced a five-year contract (to October 31, 2015) for the supply of Co-60 to Sterigenics International, a global leader in contract sterilization and ionization services. Sterigenics International has historically been an important customer and this contract provides for growth in revenue over the term of the contract.

Corporate and Other

Returns to Shareholders

In January 2011, we re-initiated a normal course issuer bid (NCIB), which was authorized by the Toronto Stock Exchange (TSX) to purchase for cancellation up to 5,677,108 shares or 8% of our outstanding shares.  During the first quarter of fiscal 2011, we repurchased 316,364 common shares for a total cost of $3.5 million, which we cancelled subsequent to January 31, 2011.  To the date of this MD&A, March 9, 2011, we have repurchased a total of 2.8 million shares with an aggregate value of $32.7 million under this NCIB.

In January 2011, our Board of Directors declared a quarterly dividend at $0.10 per share, which we will pay on April 1, 2011 to Nordion’s shareholders on record as of March 17, 2011. We expect our initial quarterly dividend payment will total approximately $6.5 million.

Divestiture of MDS Nordion S.A.

On February 21, 2011, we announced the signing of a share purchase agreement (SPA) with Best Medical Belgium (Best Medical) for the divestiture of Nordion’s Belgian operations (MDS Nordion S.A.). Pursuant to the SPA, Best Medical will acquire all of Nordion’s Belgian operations with the exception of the TheraSphere® business.

As part of the agreement, we will leave an amount of capital in the business, currently estimated to be $18.0 million.  The final amount will be determined upon closing.  Best Medical will acquire all of our employees in Belgium, including related benefit and pension plans, but excluding employees who directly support our TheraSphere® business. Best Medical will also acquire our Belgian facilities, including current and future decommissioning and waste disposal requirements.

We expect to complete the transaction with Best Medical in the next several months. The transaction is subject to customary closing conditions and the confirmation by the regional government in Belgium that the government’s decommissioning obligations related to the site continue, as is, after the transfer of the shares from Nordion to Best Medical.

Financial highlights

	Three months ended January 31
(thousands of U.S. dollars, except per share amounts)	2011	2010
Revenues
Medical Isotopes	$29,495	$7,880
Targeted Therapies	17,819	14,752
Sterilization Technologies	22,668	22,842
Consolidated segment revenues from continuing operations	$69,982	$45,474

Segment earnings (loss)
Medical Isotopes	$11,064	$(2,393)
Targeted Therapies	3,494	2,159
Sterilization Technologies	7,208	8,007
Corporate and Other	(1,194)	(12,288)
Total segment earnings (loss)	$20,572	$(4,515)

Depreciation and amortization	5,305	6,792
Restructuring (recovery) charges, net	(308)	33,677
AECL arbitration and legal costs	3,606	386
Change in fair value of embedded derivatives	(18,615)	(1,724)
Consolidated operating income (loss) from continuing operations	$30,584	$(43,646)

Basic earnings (loss) per share from continuing operations	$0.35	$(0.36)

Cash and cash equivalents	$107,932	$870,536

Medical Isotopes
Our Medical Isotopes revenue in the first fiscal quarter (Q1) 2011 increased significantly compared to Q1 2010 primarily as a result of the NRU reactor resuming operations in August 2010. The NRU reactor was out of service for the entire first quarter of fiscal 2010.  Slightly offsetting the increase was a decline in revenue from certain cyclotron-based isotopes as Mo-99 supply became available again.  Compared to levels prior to the NRU shutdown, pricing increases for Mo-99 largely offset a decline in our Mo-99 volumes.

Targeted Therapies
Targeted Therapies revenue in Q1 2011 increased significantly compared to Q1 2010 driven primarily by 39% growth in TheraSphere® and 137% growth in CardioGen-82TM.  Bexxar ® volumes declined 47% over the same period, which partially offset the revenue increases from TheraSphere® and CardioGen-82TM.

Sterilization Technologies
Co-60 revenue in Q1 2011 was slightly lower compared to Q1 2010 as a 5% decrease in Co-60 shipment volumes and a decrease due to pricing as a result of increased sales to larger customers that we offer volume discounts to.  These decreases were partially offset by the strengthening Canadian dollar.  Quarter to quarter Co-60 revenue is “lumpy” and highly dependent on the timing of our receipt of supply and customer loadings.

Corporate and Other
Corporate and Other expenses in Q1 2011 decreased significantly compared to Q1 2010 due to lower compensation costs and other discretionary spending as we resized corporate costs during our strategic repositioning and completed the transition of our corporate offices from Toronto, Canada to Ottawa, Canada. Additionally, change in estimate and experience refunds on various insurance expenses of $1.5 million further contributed to lower expenses in Q1 2011.

Cash and cash equivalents
Our cash and cash equivalents balance of $107.9 million, as of January 31, 2011, was a decrease of $14.9 million from a balance of $122.8 million as of October 31, 2010.  The change was primarily due to $12.2 million for final post-closing settlements relating to the sales of MDS Analytical Technologies and MDS Pharma Services Early Stage businesses, as well as $6.5 million for fiscal 2010 annual incentive payments.  This decrease was partially offset by goods and services tax refunds of $2.6 million and $1.5 million cash collection associated with Transition Services Agreements (TSA) receivables from certain buyers of our divested businesses.

Financial Results Analysis

In this section, we provide detailed information and analysis regarding our performance for Q1 2011 compared with Q1 2010.

Consolidated Financial Results

	Three months ended January 31
(thousands of U.S. dollars)	2011	% of revenues	2010	% of revenues
Revenues from continuing operations	$69,982	100%	$45,474	100%
Costs and expenses
Direct cost of revenues	35,198	50%	26,681	59%
Selling, general and administration	16,148	23%	22,052	48%
Depreciation and amortization	5,305	8%	6,792	15%
Restructuring (recovery) charges, net	(308)	-	33,677	74%
Change in fair value of embedded derivatives	(18,615)	(27%)	(1,724)	(4%)
Other expenses, net	1,670	2%	1,642	4%
Operating income (loss) from continuing operations	$30,584	44%	$(43,646)	(96%)

Interest expense	(1,055)	(2%)	(988)	(2%)
Interest income	2,476	4%	1,486	3%
Unrealized loss on equity	(128)	-	(75)	-
Income tax expense	(8,450)	(12%)	(96)	-
Loss from discontinued operations, net of income taxes	(1,881)	(3%)	(99,557)	(219%)
Net income (loss)	$21,546	31%	$(142,876)	(314%)

Gross margin	50%	41%
Capital expenditures from continuing operations	$907	$1,863
Total assets	$553,329	$1,451,865

Revenues from continuing operations
Revenues from continuing operations of $70.0 million in Q1 2011 increased by $24.5 million or 54% compared with Q1 2010. Excluding the impact of foreign exchange, revenues in Q1 2011 increased approximately 52% compared with Q1 2010.

The additional revenue was mainly from reactor-based isotopes due to the return to production of the NRU reactor in the fourth quarter of fiscal 2010.  The NRU reactor stopped producing isotopes in May 2009 and resumed its production in August 2010. We also experienced an increase in revenues for our Targeted Therapies’ products from CardioGen-82TM and TheraSphere® performance while Sterilization Technologies was essentially flat in quarter over quarter results.

See further detail analysis on revenues in the “Medical Isotopes”, “Targeted Therapies” and “Sterilization Technologies” sections of this MD&A.

Gross margin from continuing operations
Gross margin from continuing operations of 50% in Q1 2011 was 9% higher than in Q1 2010, primarily due to higher Mo-99 revenue, which has a higher gross margin, as a result of the NRU reactor returning to service. During the shutdown of the NRU reactor, we maintained a certain level of direct costs associated with our Medical Isotopes business, which had a negative impact on gross margin in fiscal 2010.  Additionally, TheraSphere® has a relatively fixed cost over certain volumes such that incremental revenue has a positive impact on gross margin percentage.

Costs and expenses

Selling, general and administration (SG&A)

SG&A expenses of $16.1 million in Q1 2011 decreased by $5.9 million compared with Q1 2010.  The decrease is largely due to lower compensation cost from workforce reductions, lower consulting and professional costs subsequent to the completion of our strategic repositioning, and lower costs associated with transition services, which were substantially completed in fiscal 2010. SG&A expenses were also impacted by a favorable insurance adjustment of $1.5 million in the first quarter of fiscal 2011. These decreases were partially offset by $3.6 million of costs associated with the MAPLE arbitration proceedings and the unfavorable foreign exchange impact on the strengthening of the Canadian dollar relative to the U.S. dollar. The significant majority of our SG&A expenses are denominated in Canadian dollars.

Depreciation and amortization (D&A)

D&A expense of $5.3 million in Q1 2011 was $1.5 million lower than Q1 2010, primarily due to accelerated amortization of leasehold improvements recorded in 2010 related to the wind down of our former head office in Toronto, Canada .

Restructuring (recovery) charges

The restructuring recovery of $0.3 million in Q1 2011 resulted from a recovery on previously accrued severances. In Q1 2010, restructuring charges were recorded for the planned shutdown of the office space and workforce reduction relating to our corporate office move from Toronto, Canada to Ottawa, Canada.

Our restructuring activities have been substantially completed.  We expect the remaining restructuring provision will be utilized in the first half of fiscal 2011, except for future rental payments which may extend over 4 years.

Change in fair value of embedded derivatives

We have Russian supply contracts for Co-60 and Mo-99 that are denominated in U.S. dollars. This creates embedded derivatives as our Canadian operation has Canadian dollars as its functional currency. At each period end, we mark-to-market any changes in the fair value of the embedded derivatives and record these increases and decreases as gains and losses within operating income (loss). The long-term Mo-99 supply agreement that we signed with our Russian partner Isotope in Q4 2010 has significantly increased our embedded derivative exposure.

In Q1 2011, we recorded a gain of $18.6 million for the change in the fair value of the embedded derivatives compared to a gain of $1.7 million in Q1 2010.  The significant change in the fair value gain was primarily driven by the increased exposure as described above, and a larger change in the U.S. to Canadian dollar exchange rate during Q1 2011 as compared to Q1 2010.

Other expenses, net

Other expenses, net, in Q1 2011 primarily consisted of $1.2 million in research and development costs and $1.2 million of foreign exchange losses, which were partially offset by $0.5 million of TSA revenue.

Interest income, net

Net interest income in Q1 2011 was $1.4 million compared with $0.5 million in Q1 2010. The increase was primarily due to the interest accretion on our note receivable from Celerion Inc. received from the sale of MDS Pharma Services Early Stage business in Q2 2010.

Income tax expense

Tax expense for Q1 2011 was $8.5 million on a $31.9 million pre-tax income from continuing operations.  With an estimated tax rate of 28.8%, we expected tax expense of $9.2 million.  However, discrete adjustments at different tax rates related to change in fair value of embedded derivatives and a release of valuation allowance on future tax assets related to foreign accrual property losses resulted in reducing the effective tax rate to 26.5% for the quarter.

Loss from discontinued operations, net of income taxes

The loss from discontinued operations in Q1 2011 decreased by $97.7 million compared with Q1 2010 primarily due to the substantial completion of our strategic repositioning during fiscal 2010.

Medical Isotopes

	Three months ended January 31
(thousands of U.S. dollars)	2011	% of revenues	2010	% of revenues
Revenues	$29,495	100%	$7,880	100%
Costs and expenses
Direct cost of revenues	14,086	48%	6,825	87%
Selling, general and administration (a)	4,163	14%	3,507	44%
Other expenses (income), net	182	-	(59)	(1%)
Segment earnings (loss)	$11,064	38%	$(2,393)	(30%)
(a)                                                      Excludes AECL arbitration and legal costs of $3.6 million (2010 - $0.4 million), which are not included in the calculation of segment earnings.

Revenues
Revenues of $29.5 million in Q1 2011 increased by $21.6 million compared with Q1 2010. The majority of Medical Isotopes revenues are currently denominated in U.S. dollars and therefore foreign exchange had a nominal impact on the revenue growth.

The increase was primarily due to the return to service of the NRU reactor, which went out of service in May 2009 and did not resume production of medical isotopes until August 2010. While we had secured back-up supply for some of the NRU reactor produced isotopes (I-125, I-131, Xe-133), which helped to partially offset the negative impact of the reactor outage, no back-up supply was available for Mo-99, our largest revenue contributor.

Cyclotron product revenues were lower by 22% in Q1 2011 compared with Q1 2010, driven mainly by a decrease in demand for Tl-201, which was used as a substitute for Mo-99 due to shortages resulting from the NRU reactor shutdown in fiscal 2010. Since the return to service of the NRU reactor and High Flux Reactor (HFR) in Petten, Netherlands, we have seen the demand for Tl-201 return to normal levels.

Gross margin
Gross margin for our Medical Isotopes segment of 52% in Q1 2011 was significantly greater than gross margin of 13% in Q1 2010, primarily due to the increase in revenue from Mo-99, a relatively higher gross margin product.

In addition, gross margins in Q1 2010 were negatively impacted by the higher cost of sourcing reactor-based isotopes during the NRU reactor shutdown and the fixed direct costs that we maintained during the NRU shutdown.

Selling, general and administration (SG&A)
SG&A expenses for our Medical Isotopes segment of $4.2 million in Q1 2011 increased by $0.7 million compared with Q1 2010 as a result of cost increases primarily related to information technology services contracts that reflect the reduced size of Nordion compared with organization in 2010. Additionally, there was an unfavorable foreign exchange impact on the strengthening of the Canadian dollar relative to the U.S. dollar.  A significant majority of our SG&A expenses are denominated in Canadian dollars.

Other expenses (income), net
Other expenses, net are primarily foreign exchange revaluation gains and losses.

Targeted Therapies

	Three months ended January 31
(thousands of U.S. dollars)	2011	% of revenues	2010	% of revenues
Revenues	$17,819	100%	$14,752	100%
Costs and expenses
Direct cost of revenues	9,594	54%	8,634	59%
Selling, general and administration	3,512	19%	3,007	20%
Other expenses, net	1,219	7%	952	6%
Segment earnings	$3,494	20%	$2,159	15%

Revenues
Targeted Therapies revenues of $17.8 million in Q1 2011 increased by $3.1 million or 21% compared with Q1 2010.  The increase was due to the continued strong performance of our key Targeted Therapies products, CardioGen-82TM which grew 137% and TheraSphere® which grew by 39%. Bexxar ® volumes declined 47% over the same period, which partially offset the revenue increases from CardioGen-82TM and TheraSphere®.  Because the majority of our Targeted Therapies revenues are denominated in U.S. dollars, the impact of foreign exchange on revenues was not significant.

Gross margin
Gross margin for our Targeted Therapies segment of 46% in Q1 2011 was higher than the 41% in Q1 2010, primarily due to the growth in TheraSphere® revenues. TheraSphere® has a relatively fixed cost over certain volumes such that incremental revenue has a positive impact on gross margin.

In addition, gross margin for CardioGen-82TM in Q1 2011 improved compared with Q1 2010 primarily due to the source of supply for Sr-82, the isotope used in CardioGen-82 TM production.

These improvements were partially offset by the impact of foreign exchange due to the strengthening of the Canadian dollar relative to the U.S. dollar as costs are primarily Canadian dollar based.

Selling, general and administration (SG&A)
SG&A expenses of $3.5 million in Q1 2011 increased by $0.5 million compared with Q1 2010 as a result of cost increases primarily related to information technology services contracts that reflect the reduced size of Nordion compared with organization in 2010. Additionally, there was an unfavorable foreign exchange impact on the strengthening of the Canadian dollar relative to the U.S. dollar.  A significant majority of our SG&A expenses are denominated in Canadian dollars.

Other expenses, net
R&D expense of $1.2 million in Q1 2011 was up $0.2 million from Q1 2010 due to increased spending on our TheraSphere® clinical programs and the impact of foreign exchange.

Sterilization Technologies

	Three months ended January 31
(thousands of U.S. dollars)	2011	% of revenues	2010	% of revenues
Revenues	$22,668	100%	$22,842	100%
Costs and expenses
Direct cost of revenues	11,518	51%	11,222	49%
Selling, general and administration	3,761	17%	3,666	16%
Other expenses (income), net	181	-	(53)	-
Segment earnings	$7,208	32%	$8,007	35%

Revenues
Sterilization Technologies revenues of $22.7 million in Q1 2011 decreased by $0.2 million or 1% compared with Q1 2010.  Excluding the impact of foreign exchange, revenues decreased by 3%.  The majority of revenue for Sterilization Technologies is in Canadian dollars so the strengthening Canadian dollar compared to the U.S. dollar offset most of the product revenue decline.

Co-60 revenues declined due to a 5% decrease in volumes shipped and a decrease due to pricing as a result of increased sales to larger customers that we offer volume discounts to.  In addition, there was no revenue from production irradiators in Q1 2011 compared with $0.7 million of refurbishment work generated in Q1 2010.

In 2011, as in prior years, the quarterly profile of revenues for Sterilization Technologies can vary significantly due to the timing of the receipt of Co-60 from our suppliers and shipments to customers, as well as the sales of production irradiators.  These trends may vary in the future.

Gross margin
Gross margins for our Sterilization Technologies segment of 49% and 51% in Q1 of 2011 and 2010, respectively, were primarily driven by fluctuations in the level of Co-60 revenues.

Selling, general and administration (SG&A)
SG&A expenses of $3.8 million in Q1 2011 increased by $0.1 million compared with Q1 2010 primarily due to the unfavorable foreign exchange impact from the strengthening of the Canadian dollar relative to the U.S. dollar.  A significant majority of our SG&A expenses are denominated in Canadian dollars.

Other expenses (income), net
Other expenses, net are primarily foreign exchange revaluation gains and losses.

Corporate and Other

	Three months ended January 31
(thousands of U.S. dollars)	2011	2010
Costs and expenses
Selling, general and administration	$1,106	$11,486
Other expenses, net	88	802
Segment loss	$(1,194)	$(12,288)

Selling, general and administration (SG&A)
We incurred Corporate SG&A expenses of $1.1 million in Q1 2011, a decrease of $10.4 million compared with Q1 2010. The decrease was primarily due to lower compensation cost from workforce reductions, lower consulting and professional costs subsequent to the completion of our strategic repositioning, and lower costs associated with transition services, which were substantially completed in fiscal 2010. In addition, SG&A expenses were also impacted in Q1 2011 by a $1.5 million favorable insurance adjustment, a $0.8 million lower accrual for annual incentive payouts, and a $0.4 million lower stock-based compensation expenses.

Other expenses, net
Other expenses, net of $0.1 million in Q1 2011 decreased by $0.7 million compared with Q1 2010 primarily due to lower foreign exchange loss on the revaluation of certain assets and liabilities partially offset by lower TSA income.

Divestitures and discontinued operations

	Three months ended January 31
(thousands of U.S. dollars)	2011	2010
Loss from discontinued operations, net of income taxes	$(1,881)	$(99,557)

We recorded a loss from discontinued operations, net of income taxes, for Q1 2011 of $1.8 million which primarily includes certain tax adjustments and settlements relating to our discontinued operations of MDS Pharma Services and MDS Analytical Technologies. For Q1 2010, our loss from discontinued operations, net of income taxes, included the results of operations for MDS Pharma Services and MDS Analytical Technologies as well as our divestiture activities during the period.

Quarterly Financial Information

In this section, we provide a summary of selected financial information for each of the eight most recently completed quarters.

(thousands of U.S. dollars, except per share amounts)	Trailing four quarters	January 31 2011	October 31 2010	July 31 2010	April 30 2010
Revenues from continuing operations
Medical Isotopes	$79,573	$29,495	$27,907	$11,910	$10,261
Targeted Therapies	68,619	17,819	19,851	16,026	14,923
Sterilization Technologies	116,668	22,668	38,083	24,371	31,546
	$264,860	$69,982	$85,841	$52,307	$56,730
Segment earnings (loss)
Medical Isotopes	17,603	11,064	7,987	(161)	(1,287)
Targeted Therapies	7,917	3,494	1,980	1,902	541
Sterilization Technologies	46,062	7,208	17,706	7,749	13,399
Corporate and Other	(55,015)	(1,194)	(9,538)	(6,969)	(37,314)
	$16,567	$20,572	$18,135	$2,521	$(24,661)

(Loss) income from continuing operations	$(36,602)	$23,427	$9,280	$(17,953)	$(51,356)
(Loss) income from discontinued operations, net of income taxes	(30,986)	(1,881)	6,392	2,889	(38,386)
Net (loss) income	$(67,588)	$21,546	$15,672	$(15,064)	$(89,742)
Basic and diluted (loss) earnings per share
- from continuing operationsF	$(0.29)	$0.35	$0.14	$(0.27)	$(0.51)
- from discontinued operations	(0.26)	(0.03)	0.10	0.04	(0.37)
Basic and diluted (loss) earnings per share	$(0.55)	$0.32	$0.24	$(0.23)	$(0.88)

(thousands of U.S. dollars, except per share amounts)	Trailing four quarters	January 31 2010	October 31 2009	July 31 2009	April 30 2009
Revenues from continuing operations
Medical Isotopes	$65,438	$7,880	$7,835	$18,790	$30,933
Targeted Therapies	48,622	14,752	14,660	10,283	8,927
Sterilization Technologies	96,810	22,842	28,916	19,926	25,126
	$210,870	$45,474	$51,411	$48,999	$64,986
Segment earnings (loss)
Medical Isotopes	12,101	(2,393)	(2,055)	4,019	12,530
Targeted Therapies	3,017	2,159	2,229	31	(1,402)
Sterilization Technologies	36,716	8,007	13,203	5,596	9,910
Corporate and Other	(42,781)	(12,288)	(7,809)	(13,445)	(9,239)
	$9,053	$(4,515)	$5,568	$(3,799)	$11,799

(Loss) income from continuing operations	$(58,328)	$(43,319)	$(18,228)	$9,419	$(6,200)
Loss from discontinued operations, net of income taxes	(222,065)	(99,557)	(40,430)	(70,707)	(11,371)
Net loss	$(280,393)	$(142,876)	$(58,658)	$(61,288)	$(17,571)
Basic and diluted (loss) earnings per share
- from continuing operations	$(0.49)	$(0.36)	$(0.15)	$0.08	$(0.06)
- from discontinued operations	(1.84)	(0.83)	(0.33)	(0.59)	(0.09)
Basic and diluted loss per share	$(2.33)	$(1.19)	$(0.48)	$(0.51)	$(0.15)

Items that impact the quarter to quarter comparability of the income (loss) from continuing operations include:
•
Medical Isotopes results have been impacted by return to service of the NRU reactor, which went out of service in May 2009 (Q3 2009) and did not resume production of medical isotopes until August 2010 (Q4 2011).

•	Targeted Therapies results reflect growth in TheraSphere® and the growth of CardioGen-82TM since it was launched in the third quarter of fiscal 2009.
•
The quarterly profile of revenues for Sterilization Technologies can vary significantly due to the timing of the receipt of Co-60 from our suppliers and shipments to customers, as well as the sales of production irradiators.

•
Results for the quarter ended January 31, 2011 reflect an after-tax $13.8 million for embedded derivative gain.  This is significantly higher than in previous quarters due to the increased exposure from Russian supply contracts for Mo-99 at the end of fiscal 2010 and change in the U.S. to Canadian dollar exchange rate.

•	Results for the quarter ended October 31, 2010 reflect an after-tax $2 million for restructuring charges and an after-tax $8.5 million for embedded derivative gain.
•	Results for the quarter ended July 31, 2010 reflect a $7 million impairment of long-lived assets and an after-tax $6 million for restructuring charges.
•	Results for the quarter ended April 30, 2010 reflect an after-tax $14 million for restructuring charges and $1 million for an impairment of long-lived assets.
•	Earnings per share amounts were impacted by the number of Common shares repurchased and cancelled under the substantial issuer bid during the second quarter ended April 30, 2010.
•	Results of the quarter ended January 31, 2010 reflect an after-tax $23 million for restructuring charges.
•	Results for the quarter ended October 31, 2009 reflect an after-tax $8 million for restructuring charges.
•	Results for the quarter ended April 30, 2009 reflect a $12 million write-down of certain tax assets.

Liquidity and capital resources

Cash flows
We have summarized our cash flows from operating, investing and financing activities, as reflected in our consolidated statements of cash flows, in the following table:

	Three months ended January 31
(thousands of U.S. dollars)	2011	2010
Cash (used in) provided by continuing operating activities	$(9,256)	$16,098
Cash used in continuing investing activities	(1,473)	(20,970)
Cash used in continuing financing activities	(2,253)	(22,734)
Cash (used in) provided by discontinued operations	(3,801)	597,858
Effect of foreign exchange rate changes on cash and cash equivalents	1,913	2,081
Net (decrease) increase in cash and cash equivalents during the period	$(14,870)	$572,333

Continuing operating activities
Cash used in our operating activities during Q1 2011 was $9.3 million compared to cash provided by continuing operating activities of $16.1 million in Q1 2010.  We earned income from continuing operations of $23.4 million for Q1 2011, which includes a non-cash change in the fair value of embedded derivative assets of $18.6 million.  In Q1 2011, our inventories increased by $8.1 million primarily related to the timing of our receipt of Co-60.  Our accounts payable and accrued liabilities decreased by $13.2 million primarily due to $12.2 million for final post-closing settlements payouts relating to the sales of MDS Analytical Technologies and MDS Pharma Services Early Stage businesses. In Q1 2011, we also paid out $6.5 million for fiscal 2010 annual incentive payments.

Continuing investing activities
We used cash of $1.5 million in investing activities during Q1 2011 compared with the $21.0 million of cash we used in Q1 2010. Our activities in Q1 2011 include capital asset additions of $0.9 million and an increase in restricted cash of $0.6 million related to cash held as collateral to secure letters of credit. During Q1 2010, restricted cash increased by $19.1 million as a result of the cancellation of the credit facility we had in place and we purchased capital assets of $1.9 million.

Continuing financing activities
We used cash of $2.3 million for financing activities in Q1 2011 compared with the $22.7 million we used in Q1 2010. In Q1 2011, we repurchased shares for $1.1 million and repaid $1.2 million of bank indebtedness. In Q1 2010, we repaid a portion of our outstanding senior unsecured notes and capital lease obligations of $22.7 million.

Discontinued operations activities
In Q1 2011, we used cash of $5.2 million in our residual discontinued operations.  This was partially offset by $1.4 million of cash proceeds from our sale of the MDS Pharma Services building in Phoenix, Arizona. The significant cash provided by discontinued operations during Q1 2010 was primarily due to the net proceeds we received for the sale of the MDS Analytical Technologies.

Summary of Q1 2011 cash flow activities
The primary cash inflows in Q1 2011, excluding those associated with our product revenues included:
•	$3.3 million of payments from AECL related to a note receivable;
•	$2.9 million from the sale of MDS Pharma Services building in Phoenix, Arizona and TSA receivable collections; and
•	$1.4 million of net tax refunds.

With these cash inflows, and our cash on hand, we used cash in the following activities in Q1 2011:
•	$12.2 million for final post-closing settlements relating to the sales of MDS Analytical Technologies and MDS Pharma Services Early Stage businesses;
•	$6.5 million for fiscal 2010 annual incentive payments;
•	$6.0 million in prepaid insurance payments and pension plan contributions;
•	$4.6 million payments for restructuring, retained leases, legal settlements and other previously accrued provisions;
•	$1.8 million in repayment of bank indebtedness and increase in restricted cash; and
•	$1.1 million in share buyback under NCIB.

The remaining net cash inflow of $9.7 million is from our operations, reflecting significant decreases in SG&A and restructuring charges in Q1 2011 following the completion of strategic repositioning and resizing of our business and other operating working capital changes.

Liquidity
(thousands of U.S. dollars)	January 31 2011	October 31 2010	Change
Cash and cash equivalents	$107,932	$122,802	(12%)
Current ratio(1)	2.6	2.1	24%
(1) Excludes current assets and current liabilities related to discontinued operations.

Our cash and cash equivalents of $107.9 million as of January 31, 2011 was $14.9 million lower than the $122.8 million we had as of October 31, 2010. As we discussed in the Cash flows section above, the decrease was primarily due to $12.2 million we paid for final post-closing settlements payouts relating to the sales of MDS Analytical Technologies and MDS Pharma Services Early Stage businesses as well as $6.5 million we paid for fiscal 2010 annual incentive payments. This decrease in cash and cash equivalents was partially offset by a $2.6 million refund of goods and services tax, $1.4 million of cash proceeds received for the sale of our MDS Pharma Services building in Phoenix, Arizona , and the $1.5 million of TSA receivables we collected from certain buyers of our divested businesses.

Our current ratio as of January 31, 2011, was 2.6 compared with 2.1 as of October 31, 2010.  The change is mainly due to the increase in inventories and embedded derivative assets as discussed above.

We have credit facilities in place, expressly for letters of credit and letters of guarantee. Under the terms of the facilities, cash for the full amount of the outstanding letters of credit and letters of guarantee must held in account as security, which represents restricted cash and is not available for operations. As of January 31, 2011, our restricted cash of $33.0 million (October 31, 2010 - $32.4 million) included $18.3 million of cash collateral for our outstanding letters of credit, $5.0 million of cash proceeds held in escrow related to the sale of MDS Pharma Services Phase II-IV, and $9.7 million of funds for insurance liabilities.

Subsequent to January 31, 2011, we received $1.7 million of cash proceeds from the sale of our available for sale investment and $1.3 million cash dividends from our equity investment.

Pension
For funding purposes, we are required by regulation to update our actuarial valuation of our major defined benefit pension plan as of January 1, 2011. We expect our update to be complete by June 2011 and currently expect annual funding requirements of approximately $8 million in each of the next five years will be required in order to reduce the projected solvency deficit.  The deficit has arisen as the pension liabilities have a longer duration than the bond portfolio in pension assets, therefore in a falling real interest rate environment the pension liabilities increase more than the increase in the value of pension assets. The actual funding requirements over the five-year period will be dependent on subsequent annual actuarial valuations. These amounts are estimates, which may change with actual investment performance, changes in interest rates, any pertinent changes in government regulations, and any voluntary contributions.

In addition, we retained a defined benefit pension plan associated with MDS Pharma Services Early Stage. The current estimated under-funded status based on the latest actuarial valuation completed is approximately $3 million.

Future liquidity requirements
We believe that cash on hand, cash flows generated from operations, and new borrowings if needed, will be sufficient to meet the anticipated requirements for operations, capital expenditures, R&D expenditures including trials for TheraSphere®, pension funding, capital to be transferred to the buyer of our Belgian operations, retained obligations from the sold businesses, litigation costs including the MAPLE arbitration, contingent liabilities including FDA settlements, and restructuring costs. The FDA liability and restructuring reserves are $8.4 million and $9.6 million, respectively, as of January 31, 2011. At this time, we do not anticipate any issues in collecting amounts owed to us with respect to the notes receivable from AECL.

Contractual obligations
Subsequent to the sale of Early Stage, we have retained litigation claims and other costs associated with the U.S. FDA’s review of our bioanalytical operations and certain other contingent liabilities in Montreal, Canada. We have also retained certain liabilities related to pre-closing matters, a defined benefit pension plan for U.S. employees, and lease obligations for our Montreal, Canada facility, as well as two office locations in King of Prussia, Pennsylvania, and Bothell, Washington.  We have estimated the cost of future lease payments, net of expected sublease revenue, where applicable, to be approximately $5 million. Under certain circumstances, we may be required to assume additional liabilities that could result in future cash payments.

Indemnities and guarantees
In connection with our various divestitures, we agreed to indemnify buyers for actual future damage suffered by the buyers related to breaches, by us, of representations and warranties contained in the purchase agreements. In addition, we have retained certain existing and potential liabilities arising in connection with such operations related to periods prior to the closings. To mitigate our exposure to certain of these potential liabilities, we maintain errors and omissions insurance and other insurance. We are not able to make a reasonable estimate of the maximum potential amount that we could be required to pay under these indemnities. We have not made any significant payments under these types of indemnity obligations in the past; however, we have had early discussions with buyers related to certain indemnities provided.

Arbitration with Life Technologies Corporations
As part of the sale of MDS Analytical Technologies, our joint venture partnership with Applied Biosystems, a division of Life Technologies Corporations (Life), was dissolved. A disagreement has arisen between the former partners (Nordion and Life) as to the appropriate treatment of certain inventory sold by the partnership to Applied Biosystems prior to the dissolution of the joint venture partnership. The overall financial impact to us could be approximately $10 million. We have filed a Statement of Defence and intend to vigorously defend this action. We have not accrued a provision related to this disagreement as of January 31, 2011. We expect that the process to settle this dispute will extend well into fiscal 2011.  The arbitration hearing of this matter has moved into Q3 2011.

Capitalization
Our long-term debt of $45.7 million as of January 31, 2011, is primarily a non-interest-bearing Canadian government loan maturing in 2015, which we have fully secured with a long-term financial instrument that we have included in “Other long-term assets” in our consolidated statements of financial position.

Our shareholders’ equity as of January 31, 2011, was $355.1 million compared with $337.6 million as of October 31, 2010. During Q1 2011, we repurchased 316,364 of our Common shares for an aggregate purchase price of $3.5 million.

Off-balance sheet arrangements
We do not have any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital expenditures or capital resources that are material to investors other than operating leases and derivative instruments.

Derivative instruments
As of January 31, 2011, we held no derivatives designated as fair value, cash flow or net investment hedges.

As of January 31, 2011, we identified certain embedded derivative assets with a fair value of $27.3 million (October 31, 2010 - $10.5 million) and embedded derivative liabilities with a fair value of $0.1 million (October 31, 2010 - $2.0 million), which have a total notional amount of over $736 million (October 31, 2010 - $700 million).  During Q1 2011, we recorded a $18.6 million gain for the change in the fair value of the embedded derivatives compared with a $1.7 million gain in Q1 2010.

Litigation

MAPLE
We are involved in an arbitration related to the MAPLE Facilities and an associated lawsuit with AECL and the Government of Canada. AECL and the Government of Canada unilaterally announced in fiscal 2008 their intention to discontinue the development work on the MAPLE Facilities. At the same time, AECL and the Government of Canada also publicly announced that they would continue to supply medical isotopes from the current NRU reactor, and would pursue a license extension of the NRU reactor operations past its current expiry date of October 31, 2011. On July 8, 2008, we served AECL with a notice of arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations under an agreement entered into with AECL in February 2006 (the 2006 Agreement) to complete the MAPLE Facilities and, in the alternative and in addition to such order, seeking significant monetary damages. In the lawsuit, we are claiming $1.6 billion (C$1.6 billion) in damages from AECL and the Government of Canada. Our current emphasis is on arbitration proceedings which continue broadly along the planned schedule. We continue to expect hearings for the arbitration to extend into the second half of fiscal 2011 and we expect a decision from the panel thereafter. Under the arbitration provisions, the parties have limited appeal rights as to matters of law. In addition to the legal proceedings initiated by us against AECL and the Government of Canada, we are currently exploring supply alternatives to mitigate the lack of supply from AECL, for both the long-term supply of reactor-based medical isotopes and isotopes produced by other modalities. We have also urged the Government of Canada and AECL to consult with international experts and obtain their assistance toward activating the MAPLE Facilities project.

Bioequivalence studies
During fiscal 2009, we were served with a Complaint related to repeat study costs and mitigation costs of $10 million and lost profits of $70 million. This action relates to certain bioequivalence studies carried out by our former MDS Pharma Services business unit at our Montreal, Canada facility from January 1, 2000, to December 31, 2004. We maintain reserves in respect of repeat study costs as well as errors and omissions insurance. We have assessed this claim and have accrued amounts related to the direct costs associated with the repeat study costs in our FDA provision.  We have not made a specific provision related to the claim for lost profit, other than insurance deductible liabilities. We have filed an Answer and intend to vigorously defend this action.

During fiscal 2009, we were served with a Statement of Claim related to repeat study and mitigation costs of $5 million (C$5 million) and loss of profit of $30 million (C$30 million). This action relates to certain bioequivalence studies carried out by our former MDS Pharma Services business unit at our Montreal, Canada facility from January 1, 2000, to December 31, 2004. We maintain reserves in respect of repeat study costs as well as errors and omissions insurance. We have assessed this claim and have accrued amounts related to the direct costs associated with the repeat study costs in our FDA provision.  We have not made a specific provision related to the claim for lost profit, other than insurance deductible liabilities. We have filed a Statement of Defence and intend to vigorously defend this action.

Strategy and outlook
Our business strategy is to maximize the value of our core business, to drive commercial excellence through optimizing, leveraging and building on our product lines and capabilities, and to cultivate sustainable growth through disciplined investment.

Business outlook

Optimization of business
On February 21, 2011, we announced the signing of a share purchase agreement (SPA) with Best Medical Belgium (Best Medical) for the divestiture of Nordion’s Belgian operations (MDS Nordion S.A.). Pursuant to the SPA, Best Medical will acquire all of Nordion’s Belgian operations with the exception of the TheraSphere® business.

Due to the losses incurred in the Belgian operations, we made a decision in fiscal 2010 to restructure or exit this business. This decision is aligned with our strategy to optimize our product lines by reducing complexity, managing costs and focusing on areas of our business that we believe can generate positive long-term returns.

As part of the agreement, we will leave an amount of capital in the business, currently estimated to be $18 million.  The final amount will be determined upon closing.  Best Medical will acquire all of our employees in Belgium, including related benefit and pension plans, but excluding employees who directly support our TheraSphere® business. Best Medical will also acquire our Belgian facilities, including current and future decommissioning and waste disposal requirements.

We expect to complete the transaction with Best Medical in the next several months. The transaction is subject to customary closing conditions and the confirmation by the regional government in Belgium that the government’s assumption of decommissioning obligations related to the site continue, as is, after the transfer of the shares from Nordion to Best Medical.

Based on estimated net proceeds and the net assets being sold, we expect that we will record a pre-tax loss in the range of $15 million to $20 million upon the closing of the transaction. The Belgian operations that are being sold historically generated approximately $6 million per quarter in revenue and a segment loss of approximately $2 million per quarter.

Medical Isotopes
We continue to work with our existing customers and potential new customers to secure additional sales of medical isotopes and increase our global market share of Mo-99. Based on contractual commitments, current demand and pricing dynamics, we currently expect revenues and segment earnings in Q2 2011 to be slightly below the results for medical isotopes in our Q1 2011.

Based on discussions with AECL, AECL currently expects the NRU reactor to shutdown for approximately one month beginning in mid-May 2011 to complete the first scheduled annual inspection since its return to service.  As previously discussed in the “Recent business and corporate developments” section of this MD&A, we currently do not expect to receive commercial quantities of supply from Isotope as back up supply during the NRU reactor’s planned shutdown and, therefore, we expect revenue and segment earnings to decline during Q3 2011. We expect the extent of the decline will reflect the duration of the actual time that the NRU reactor is out of service.

Securing reliable long-term supply of medical isotopes remains a priority for us. We continue to pursue the arbitration proceeding to compel AECL to complete the MAPLE reactors as discussed in the “Litigation” section of this MD&A.

Targeted Therapies
Our TheraSphere® revenue grew by 39% in Q1 2011 compared with Q1 2010, due to continued increased adoption in North America and Europe as a result of the product’s efficacy, and reimbursement and insurance coverage. In fiscal 2011, we expect to continue to invest to increase acceptance in existing markets, as well as enter into new markets globally. We have worked on defining future clinical trials for TheraSphere®, including trials that would provide the data to support the submission to the U.S. Food and Drug Administration (FDA) for the product to be sold in the U.S. with full approval. TheraSphere® is currently authorized by the FDA for use under a humanitarian device exemption as a radiation treatment for primary liver cancer or hepatocellular carcinoma. The Company has recently received FDA approval for clinical trial applications for both primary liver cancer and secondary liver cancer. These trials would be significantly larger than any of the clinical trial activities that we have completed to date and would result in a significant increase in our level of R&D investment.

Our financial performance through the first half of fiscal 2011 will be impacted by CardioGen-82TM generator manufacturing, a Bracco Diagnostics Inc. product. This is due to a manufacturing process change relating to component modifications with a third party supplier. As a result, we have not manufactured generators since early Q2. Nordion is working with Bracco to resolve the issue as soon as possible and resume manufacturing activities.

Sterilization Technologies
In Q2 2011, we expect Co-60 shipments to be consistent with Q1 2011 followed by higher levels of shipment in Q3 and Q4 of 2011.

In Q2 2011, we expect to ship a production irradiator to Europe for the sterilization of medical devices.

As with previous years, the timing of quarterly revenues for Sterilization Technologies can vary due to the timing of receipt of Co-60 from our suppliers as well as the timing of shipments of Co-60 and production irradiators to our customers.

Financial outlook

Corporate SG&A
Our corporate SG&A in Q1 2011 was $1.1 million and was positively impacted by $1.5 million of changes in estimate and experience refunds on various insurance expenses. We continue to expect our Corporate SG&A, as reported in Corporate and Other, to be approximately $3 million per quarter in fiscal 2011, excluding one-time items.

Deferred tax assets and liabilities
At the end of Q1, we reported $78.4 million of net deferred tax assets comprised of operating losses, R&D tax credits and other tax carryovers arising from our Canadian operations. Our deferred tax assets have decreased by $8.4 million during Q1 2011 as a result of non-capital losses and Input Tax Credits being utilized against current taxes payable and by the increase in our future tax liability arising from the change in fair value of embedded derivatives. These tax assets are available to reduce our cash income taxes in the future.  The recognition of these assets is based on our earnings outlook and our view that we can utilize these tax assets in the foreseeable future.  If those future profitability expectations significantly decline, we will be required to write-off some portion, if not all, of these deferred tax assets.

Cash outlook
We ended Q1 2011 with $107.9 million in cash and cash equivalents, $33.0 million of restricted cash, a note receivable from AECL with a carrying value of $21.4 million and essentially no debt.  Our outstanding debt of $45.7 million primarily consists of a $45.5 million loan from the Government of Canada, which is fully defeased by a funded financial instrument issued by a major Canadian bank.  In fiscal 2011, we continue to expect to generate positive cash flow from operations primarily as a result of increased profitability.  We do not expect to pay significant cash taxes or interest expense in fiscal 2011 and our capital expenditure levels are currently expected to be below $10 million, which is approximately our average spend over the past three years.

Our activities associated with our strategic repositioning are largely complete. $5.0 million of our restricted cash relates to an escrow amount associated with the Phase II-IV business we sold, which we expect to be released in fiscal 2011.  We also currently have accounts receivable due to us from buyers of $3.9 million.  Partially offsetting these amounts are estimated restructuring outflows of $5.4 million.
The lines of business in our Belgian operations that we intend to sell, in aggregate, do not currently generate positive cash flow.  As a result, we expect to fund these operations while we retain ownership and will be required to leave capital in the business, which is currently estimated to be $18 million.

Based on preliminary estimates for our defined benefit pension plan and our plan for future decommissioning of our Ottawa, Canada facilities required by the Canadian Nuclear Safety Commission, we may be required to issue letters of credit or make funding payments related to these obligations.  We currently expect that we may have approximately an $8 million funding requirement in each of the next five years for our pension plan that we may fund in cash or by issuing a letter of credit.  A letter of credit is generally required for the estimated future decommissioning costs and our estimate of the future costs has increased by approximately $16 million to approximately $31 million from our previous submission. Based on our current credit facilities for letters of credit, we are required to provide cash as collateral in the full amount of the letters of credit issued.

To date we have repurchased 2.8 million shares with an aggregate value of $32.7 million under the NCIB we announced in January 2011. The majority of these repurchases took place in Q2 2011. We have received the required regulatory approvals to allow us to purchase up to approximately 8% of our 67.2 million outstanding shares as at January 12, 2011.  We expect to continue to repurchase shares during the year, however, we continue to monitor and assess our cash requirements, liquidity and access to capital in determining the final amount we repurchase.  As previously announced, our first quarterly dividend of $0.10 per Common share is scheduled to be paid on April 1, 2011.

We are currently working with a number of financial institutions to assess establishing a credit facility that would not require us to provide cash as security for letters of credit and to potentially provide us with an additional source of liquidity.  The amount of credit available to us and the terms and conditions under which it would be provided, if at all, will have to be assessed at the time of finalizing a credit facility.  If we are able to arrange a credit facility with a sufficient level of available credit that does not require cash for security, we may be able to have available for operations the $18.3 million that is currently recorded in restricted cash related to the security for letters of credit. In addition, we may issue letters of credit for the estimated $8 million of our future pension funding requirement and $16 million potential increase in the letter of credit for decommissioning costs.

Accounting and control matters
Recent accounting pronouncements

United States
On April 16, 2010, the FASB issued ASU No. 2010-13, “Stock Compensation (Topic 718), Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades” (ASU 2010-13), which clarifies that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades must not be considered to contain a market, performance or service condition. An entity should not classify such an award as a liability if it otherwise qualifies for classification in equity. ASU 2010-13 is effective for fiscal years beginning on or after December 15, 2010 and for interim periods within those fiscal years and is to be applied prospectively. We plan to adopt ASU 2010-13 on November 1, 2011 and do not expect it to have a significant impact on our consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements” (ASU 2010-06), which provides amendments that clarify existing disclosures and requires new disclosures related to fair value measurements. In particular, ASU 2010-06 requires more disaggregated information on each class of assets and liabilities and further disclosures on transfers between levels 1 and 2 and activity in level 3 fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about activity in level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. We plan to adopt ASU 2010-16 on November 1, 2011 and do not expect it to have a significant impact on our consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (a consensus of the FASB Emerging Issues Task Force)” (ASU 2010-28). ASU 2010-28 addresses how companies should test for goodwill impairment when the book value of a reporting entity is zero or negative. For reporting units with zero or negative carrying amounts, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. ASU 2010-28 is effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. We plan to adopt ASU 2010-28 on November 1, 2011 and do not expect it to have a significant impact on our consolidated financial statements.

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.  We, including the CEO and CFO, have evaluated the effectiveness of our disclosure controls and procedures as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators.  Based on that evaluation, we, including the CEO and CFO, have concluded that, as a result of the material weakness described below in our report on internal control over financial reporting, disclosure controls and procedures were not effective as of January 31, 2011.

Internal control over financial reporting

As a result of our internal control assessment during the preparation of our 2010 annual consolidated financial statements, we concluded that we had not maintained effective controls over financial reporting related to our accounting for income taxes for historical transactions.  Specifically, we did not complete a process of evaluating our accounting and reporting of our income tax accounts based on the complex transactions of prior years, particularly considering the reduced size and scope of our Company which has resulted in a significantly reduced level of materiality.

During Q1 2011, we have continued to evaluate our accounting and reporting for our income tax accounts related to the complex transactions of prior years and have identified those issues on which we will focus our remediation efforts for the remainder of fiscal 2011.  We intend to continue our efforts to strengthen and enhance our disclosure controls and procedures and internal control over this identified area of deficiency until the material weakness is fully remediated.

Caution regarding forward-looking statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. This document contains forward-looking statements including the strategy of the continuing businesses, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: management of operational risks; our ability to secure a reliable supply of raw materials, particularly cobalt and critical medical isotopes; the effects of competition in the markets in which we operate; our ability to manage long-term supply commitments; our reliance on one customer for the majority of our sales of medical isotopes; our ability to maintain regulatory approval for the manufacturing, distribution and sale of our products; the strength of the global economy, in particular the economies of Canada, the U.S., the European Union, Asia, and the other countries in which we conduct business; the stability of global equity markets; assets and liabilities that we retained from the businesses sold; obligations retained and projected adjustments thereto; successful implementation of structural changes, including restructuring plans; our ability to complete other strategic transactions and to execute them successfully; our ability to negotiate future credit agreements, which may or may not be on terms favorable to us; the impact of the movement of the U.S. dollar relative to other currencies, particularly the Canadian dollar and the Euro; changes in interest rates in Canada, the U.S., and elsewhere; the timing and technological advancement of new products introduced by us or by our competitors; our ability to manage our research and development; the impact of changes in laws, trade policies and regulations including health care reform, and enforcement thereof; regulatory actions; judicial judgments and legal proceedings, including legal proceedings described in this document; our ability to maintain adequate insurance; our ability to successfully realign our organization, resources and processes; our ability to retain key personnel; our ability to have continued and uninterrupted performance of our information technology and financial systems; our ability to compete effectively; the risk of environmental liabilities; new accounting standards that impact the policies we use to report our financial condition and results of operations; uncertainties associated with critical accounting assumptions and estimates; the possible impact on our businesses from third-party special interest groups; our ability to negotiate and maintain collective-bargaining agreements for certain of our employees; natural disasters; public-health emergencies and pandemics; international conflicts and other developments including those relating to terrorism; other risk factors described in our AIF; and our success in anticipating and managing these risks.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf, except as required by law.